Exhibit j

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment No. 23 to the Registration Statement No. 811-6398 on Form N-1A of Fidelity New York Municipal Trust II, of our report dated March 7, 2003 appearing in the Annual Report to Shareholders of Fidelity New York Municipal Money Market Fund and Spartan New York Municipal Money Market Fund for the year ended January 31, 2003.

We also consent to the references to us under the headings "Financial Highlights" in the Prospectus and "Auditor" in the Statement of Additional Information, which are a part of such Registration Statement.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Boston, Massachusetts
March 24, 2003